SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               Cubic Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   777429200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 David R. Earhart, 1601 Elm Street, Suite 3000
                      Dallas, Texas 75201, (214) 999-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 15, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 77742900                                             PAGE 2 OF 5 PAGES
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________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     William Bruggeman and Ruth Bruggeman,
     Joint Tenants with Rights of Survivorship
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


     2(d) or 2(e)
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    16,739,303 (A)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    16,739,303 (A)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     16,739,303 (A)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     30.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
(A) See Item 5. Includes warrants that are immediately exercisable for a total of 2,144,000 shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
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CUSIP NO. 77742900                                             PAGE 3 OF 5 PAGES
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Item 1.  Security and Issuer.
         -------------------

         This  Amendment  No. 3 to Schedule 13D (this  "Filing")  relates to the
Common Stock, $0.05 par value (the "Common Stock"), of Cubic Energy, Inc., a Texas corporation (the "Company"), which has its principal executive offices located at 9870 Plano Road, Dallas, Texas 75238. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship.

Item 2.  Identity and Background.
         -----------------------

         William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship

         (a) William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship (the "Bruggemans")
         (b)      1681 94th Lane, NE, Blaine, Minnesota 55449
         (c)      The   Bruggemans   are   primarily   involved  in   investment
                  activities.
         (d) The Bruggemans have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) The Bruggemans have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f)      The Bruggemans are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Pursuant to a Stock Purchase Agreement, dated as of December 10, 1997 (the "Agreement"), by and among the Company, Calvin A. Wallen III ("Wallen"), Earthstock Resources, Inc., a Texas corporation controlled by Wallen ("Earthstock"), the Bruggemans, and Diversified Dynamics, Inc., a Minnesota corporation controlled by the Bruggemans ("Diversified," and together with Wallen, Earthstock and the Bruggemans, the "Buyers"), (i) Wallen acquired 7,000,000 shares of Common Stock, (ii) Earthstock acquired 2,500,000 shares of Common Stock, (iii) the Bruggemans acquired 2,500,000 shares of Common Stock, and (iv) Diversified acquired 500,000 shares of Common Stock. In exchange for the shares, the Buyers contributed to the Company the interests in the oil and gas properties owned by the Buyers and listed on Annex D to the Agreement, as well as the Buyers' entire interest in any contracts, leases, records and insurance policies affecting such interests. The amount of the consideration was the result of arms-length negotiations between the Buyers and the Company.

         In March 2000 and 2001, the Bruggemans indirectly acquired 7,359,322 shares of Common Stock through the cancellation of certain indebtedness of the Company by William Bruggeman, individually, and Steven Bruggeman, individually. In November 2001, Diversified purchased 334,000 shares of Common Stock with working capital.

         In March 2005, the Bruggemans sold 400,000 shares in the open market.

         In December 2006, Diversified acquired from the Company 1,200,000 shares of Common Stock and warrants to acquire 600,000 shares of Common Stock, and the Bruggemans acquired 3,088,000 shares of Common Stock and warrants to acquire 1,544,000 shares of Common Stock.



Item 4.  Purpose of Transaction.
         ----------------------

         See Item 3 above.

                                  SCHEDULE 13D
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CUSIP NO. 77742900                                             PAGE 4 OF 5 PAGES
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         The  persons  signing  this  filing do not have any  specific  plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Bruggemans are deemed to beneficially own 16,739,303 shares of Common Stock, which represents 30.1 % of the outstanding Common Stock of the Company. Of those shares deemed to be beneficially owned by the Bruggemans, 12,401,303 shares of Common Stock and warrants to purchase 1,544,000 shares of Common Stock are held directly by the Bruggemans as joint tenants with rights of survivorship, 2,034,000 shares of Common Stock and warrants to purchase 600,000 shares of Common Stock are held indirectly by Diversified, which the Bruggemans control, 120,000 shares of Common Stock are owned by Consumer Products, Inc., a corporation controlled by the Bruggemans, and 40,000 shares of Common Stock are held directly by Mr. Bruggeman.

         The percentage calculations are based upon 53,480,771 shares of Common Stock outstanding on December 20, 2006, as provided by the Company's management.

         (b) The Bruggemans may be deemed to have sole voting and dispositive power over 16,739,303 shares of Common Stock.

         (c) See Item 3 above.

         (d) None.

         (e) Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings or Relationships With Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         On December 15, 2006, the Company and the Bruggermans (and their affiliates) executed Subscription and Registration Rights Agreements for the purchase of an aggregate of 4,288,000 shares of Common Stock at a purchase price of $0.50 per share. In connection with such purchase, the Company granted the purchasers certain registration rights with respect to the purchased shares. The foregoing summary of such agreement is qualified in its entirety by reference to
Exhibit 1 which is hereby incorporated by reference.

         In connection with the foregoing purchase, the Company issued Warrants to purchase shares of Common Stock to the Bruggermans (and their affiliates) dated December 15, 2006, pursuant to which the Company issued to the purchasers warrants to purchase one share of Common Stock for every two shares purchased. The Warrants are immediately exercisable at $0.70 per share and expire on November 30, 2011. The foregoing summary of the Warrants is qualified in its entirety by reference to Exhibit 2 which is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1 - Form of Subscription and Registration Rights Agreement
         Exhibit 2 - Form of Warrant

                                  SCHEDULE 13D
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CUSIP NO. 77742900                                             PAGE 5 OF 5 PAGES
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         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 2, 2007                     WILLIAM BRUGGEMAN AND RUTH BRUGGEMAN,  JOINT
                                    TENANTS WITH RIGHTS OF SURVIVORSHIP


                                    /s/ William Bruggeman
                                    --------------------------------------------
                                    William Bruggeman


                                    /s/ Ruth Bruggeman
                                    --------------------------------------------
                                    Ruth Bruggeman